VIA EDGAR

June 7, 2016

Mr. Asen Parachkevov

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Janus Detroit Street Trust (“Registrant”)

Registration Statement on Form N-1A (the “Registration Statement”)

File No. 333-207814 and 811-23112

Dear Mr. Parachkevov:

This letter responds to the comments to Post-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A that were provided by telephone on Friday, April 29, 2016, Wednesday, May 11, 2016, Tuesday, May 17, 2016, Monday, May 23, 2016, Thursday May 26, 2016 and Monday June 6, 2016 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to The Health and Fitness ETF, The Long-Term Care ETF, The Obesity ETF and The Organics ETF (each, a “Fund” and collectively, the “Funds”). The Staff’s comments, as we understand them, and the Registrant’s responses are below. Changes in the Registrant’s disclosure in response to the Staff’s comments are reflected in a 485(b) post-effective amendment, which the Registrant filed on June 7, 2016.

Comments Provided April 29, 2016

1.        SEC Comment:        Section 8(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”), requires every registered investment company to include in its registration statement a recital of its policies with respect to concentration. It is the position of the Staff that investment of more than 25 percent of the value of the registrant’s asset in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should, in responding to Item 4 of Form N-1A, specify in the prospectus the industry or group of industries in which it will concentrate.

The prospectus indicates that each Fund intends to concentrate in companies that serve a defined demographic or operate in a particular sector. For example, The Obesity ETF intends to concentrate in companies that serve the obese, and The Organics ETF intends to concentrate in companies in the organic sector. The disclosure does not specify the particular industry or group of industries a Fund will concentrate in. Please further clarify each Fund’s concentration policy in the respective industry or group of industries. Consider whether the noted areas of concentration are actual industries or groups of industries for purposes of the 1940 Act concentration policy.

Response:        The Registrant amended its concentration policy and prospectus disclosure to be substantially similar to the policy and disclosure for the Janus Small Cap Growth Alpha ETF, an existing series of the Trust, to reflect that: 1) each Fund will concentrate in an industry or group of industries to the extent its Underlying Index concentrates its investments; and 2) as of a specific date, to be updated as part of a Fund’s annual registration statement update, whether the Underlying Index is concentrated in a particular industry or group of industries. If the Underlying Index is concentrated in one or more industries, the Registrant will provide additional risk disclosure on investing in such industry or group of industries.

In addition, the section “Classification, Investment Policies and Restrictions, and Investment Strategies and Risks- Investment Policies and Restrictions” in the statement of additional information for each Fund was amended to include the following:

“For purposes of each Fund’s policies on investing in particular industries, each Fund relies primarily on industry or industry group classifications under the Global Industry Classification Standard (“GICS”) developed by MSCI. To the extent that the above classifications are so broad that the primary economic characteristics in a single class are materially different, a Fund may further classify issuers in accordance with industry classifications consistent with relevant SEC staff interpretations. The Funds may change any source used for determining industry classifications without prior shareholder notice or approval.”

2.        SEC Comment:        Please complete and provide the Staff with updated expenses tables for each Fund.

Response: Each Fund’s updated expense table is set forth below.

The Health and Fitness ETF

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.50%

(1)	Other Expenses are based on the estimated expenses that the Fund expects to incur.

The Long-Term Care ETF

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.50%

(1)	Other Expenses are based on the estimated expenses that the Fund expects to incur.

The Obesity ETF

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.50%

(1)	Other Expenses are based on the estimated expenses that the Fund expects to incur.

The Organics ETF

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.50%

(1)	Other Expenses are based on the estimated expenses that the Fund expects to incur.

3. SEC Comment:        It is the position of the Staff that the name of each of The Organics ETF, The Long-Term Care ETF and The Health and Fitness ETF, suggests investment in a certain industry or group of industries, and must comply with the requirements of Rule 35d-1(a)(2) of the 1940 Act (the “Names Rule”). Generally, under the Names Rule, a fund must adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in the particular type of investments, or in investments in the particular industry or industries, suggested by a fund’s name. In the context of a passive fund that seeks to track an index, it is the view of the Staff that it is insufficient for such fund to merely have a policy that at least 80% of the fund’s assets will be invested in the components of the fund’s underlying index.

For each Fund, please provide further detail regarding the index provider’s methodology and criteria for stock selection. For example, for The Organics ETF, one criterion for selection of a stock may be if the company derives 50% or more of its revenues from organic products.

Response:        On May 10, 2016 the Registrant provided the Staff by email revised index methodologies for each Fund with additional detail on the index provider’s stock selection criteria. On a May 11, 2016 phone call, members of the investment adviser to the Registrant discussed in detail the index provider’s stock selection process with the Staff.

Comment Provided May 11, 2016

4. SEC Comment:        In light of the Staff’s concern with the name of certain of the Funds’ being subject to the Names Rule, please provide more detailed disclosure on the index provider’s stock selection criteria. Specifically, please explain what is meant by a “material driver of the business” in the context of the index provider deeming a company that is engaged in the business indicated by a Fund’s name.

Response:        On May 17, 2016, the Registrant provided by email to the Staff further revised index methodologies for each Fund, with additional detail on the criteria used by the index provider, including a 2-part, disjunctive test to determine whether a business suggested by the name of a Fund is a “material driver of the business.”

Comment provided on May 19, 2016

5. SEC Comment:         Please provide a written rationale for an exchange traded fund (ETF) imposing early trade cutoff times.

Response:        The rationale for an ETF to implement an early trade order cutoff time on a T-1 basis is to account for the possibility that an ETF may invest in a non-US security that cannot be transferred between the authorized participant (AP) and the ETF, due to transfer restrictions or impediments imposed by the country where such security trades. Such securities are referred to as “cash-in-lieu” (CIL) securities, because an AP will deliver cash in lieu of delivering such securities to the ETF when purchasing shares and would expect to receive cash in lieu of securities for redemptions. When a CIL security is part of an ETF portfolio basket, the ETF must use the cash received to purchase the security in connection with a purchase order, or sell the security to raise cash to deliver to an AP for a redemption order. Because the CIL security trades in a non-US market, unless the ETF receives advance notice of an order where it will be required to purchase the CIL security, the cash provided with a purchase order will sit uninvested until the market for the CIL security opens again, and for redemptions, the ETF may not be able to sell the CIL security and raise cash to provide to the AP in time for settlement. The cash associated with CIL security transactions may also increase tracking error between the ETF’s portfolio and the index it’s seeking to replicate. By imposing an advance trade cut-off time, an ETF is able to aggregate its orders from all APs, determine if it will need to buy or sell CIL securities, and can take such action in the non-US market in advance of the time the ETF will strike its net asset value (NAV) after US markets close, and thus will have a complete picture of its investment portfolio at that time. A complete picture of the investment portfolio at that point in time allows the portfolio managers to more efficiently and accurately determine whether any portfolio adjustments are required, and reduce index tracking error.

Comment Provided on May 23, 2016

6. SEC Comment:        Please disclose in the prospectus that each Underlying Index caps issuer exposure to 20% of the index, measured at the time of an index re-constitution or rebalance and its impact on a Fund’s exposure.

Response:        The Registrant has added the requested disclosure to the investment strategy section of each Fund’s prospectus.

Comments Provided May 26, 2016

7. SEC Comment:        In the context of a passive ETF which seeks to track an index, it is the view of the Staff that in order to comply with the Names Rule, at least 80% of the index must be represented by companies that derive at least a majority of its sales, revenues, assets or other quantitative measurement, from the type of business suggested by the fund’s name.

Response:        The Registrant does not concede that the Funds are subject to the Names Rule. The Registrant’s understanding of the Names Rule is that it applies when the name of a fund suggests investment in an investment type (i.e., a type of investment instrument) or in an industry or group of industries, and does not apply when a fund name suggests an investment strategy. With respect to each Fund, the Registrant believes the name suggests an investment strategy by seeking to capture trends in changing demographics, and does not suggest an investment in a particular industry or group of industries. The Staff’s comment regarding the Funds’ initially proposed concentration policy arguably supports the Registrant’s position in this case. See Comment 1 above, where the Staff questioned whether obesity, organics, health and fitness, and long-term care are “groups of industries” that can be used for purposes of each Fund’s concentration policy.

Notwithstanding the Registrant’s position discussed above, the Registrant confirms that the index provider has implemented a policy for each of the Underlying Indices for the Funds, that for at least 80% of the Underlying Index, a majority of a company’s revenues, sales, or assets come from the business suggested by the Fund’s name. The Registrant has revised the disclosure in the prospectus for each Fund accordingly to further describe the respective methodology.

8. SEC Comment:        It is the view of the Staff that for purposes of complying with Rule 22c-1 under the 1940 Act, a fund may not establish a trade cut-off time by which an investor must submit an order for fund shares more than 24 hours before the time at which the fund’s net asset value (“NAV”) is calculated and used to process the fund order the following day (“the T-1 Cutoff Time”). If a fund receives an order for fund shares in advance of the T-1 Cutoff Time, such order must be transacted at the next calculated NAV, and cannot be processed on the following day contemplated by the T-1 Cutoff Time.

Response:        The Registrant acknowledges the Staff’s comment, and has established, and disclosed in the Registration Statement, a T-1 Cutoff Time whereby orders from authorized participants are required to be submitted between 4:01 ET and 4:30 ET on a T-1 basis. In the event an authorized participant submits an order in advance of the T-1 Cutoff Time, the order will be processed at the NAV next-calculated on that day. As discussed with the Staff on a call on May 26, 2016, and as reflected in the revised Registration Statement, if an authorized participant submits a creation unit order in advance of the T-1 Cutoff Time, the Registrant expects to charge such authorized participant the maximum additional transaction charge disclosed in the Registration Statement.

Comments Provided June 6, 2016

9. SEC Comment:        Please confirm that to the extent that Janus Capital Management LLC, the investment adviser to the Funds (“Janus Capital”), elects to track the Underlying Index using a sampling approach, Janus Capital will work with the Index Provider so that with respect to a Fund’s assets, 80% of its assets will remain invested in companies where a majority of its revenue, sales or assets come from the business suggested by the Fund’s name.

Response:        Janus Capital does not expect to employ a sampling approach under normal circumstances. In addition, the Registrant does not concede that the Name Rule applies to the Funds. Nevertheless, to the extent Janus Capital employs a sampling approach for the Funds, it will seek to maintain the 80% policy noted above with respect to a Fund’s assets, to the extent practicable and to the extent it is in the best interests of a Fund.

10. SEC Comment:        The revised prospectus disclosure describing the index methodology indicates that for at least 80% of the Underlying Index, a majority of a company’s revenues, sales, or assets come from the business suggested by the Fund’s name. Please confirm and clarify in each Fund’s prospectus disclosure that such policy will be applied on a capitalization-weighted basis.

Response:        The Registrant confirms this point and has revised the prospectus disclosure for each Fund accordingly.

11. SEC Comment:        Please feature more prominently in the investment strategy section of each Fund’s prospectus that, under normal circumstances, each Fund will invest substantially all of its assets in the Underlying Index.

Response:        The Registrant has revised the disclosure as requested for each Fund, as reflected below, using The Long-Term Care ETF disclosure as an example:

The Fund pursues its investment objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in the stocks that comprise the Solactive Long-Term Care Index (“Underlying Index”). The Underlying Index is designed to track the performance of companies globally that are positioned to profit from providing long-term care to the aging population, including companies owning or operating senior living facilities, nursing services, specialty hospitals, and senior housing, biotech companies for age-related illnesses, and companies that sell products and services to such facilities. Under normal circumstances, the Fund expects to invest substantially all of its assets in securities included in the Underlying Index, using a replication strategy as discussed below. The Fund may invest in companies of any capitalization, although at least 90% of the companies will have a capitalization of at least $100 million. The Fund may invest in real estate investment trusts (“REITs”) or similar vehicles or related securities that provide exposure to real estate. The Fund may invest in foreign issuers, including emerging markets. Stocks included in the Underlying Index may include common shares traded on local exchanges, American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). ADRs and GDRs represent ownership interests in shares of foreign companies that are held in financial institution custodial accounts, and are traded on exchanges in the United States and around the world.

The Registrant has elected to maintain the reference in the investment strategy section for each Fund to its 80% policy of investing in components of the Underlying Index because of its commitment to do so pursuant to the Trust’s exemptive order to operate as an ETF.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this Registration Statement. The Registrant further acknowledges that Staff comments or changes to disclosures in response to Staff comments in this Registration Statement do not foreclose the SEC or any other person from taking any action with respect to such filing.

Please do not hesitate to contact me at 303-336-7823 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Byron D. Hittle

Byron D. Hittle

Assistant Secretary

cc:	Francine Hayes, Esq.

Eric S. Purple, Esq.

Michelle Rosenberg, Esq.